July 8, 2025

Nathan Givoni
Chief Executive Officer and Director
Gelteq Limited
Level 4
100 Albert Road
South Melbourne VIC, 3025
Australia

       Re: Gelteq Limited
           Registration Statement on Form F-1
           Filed July 1, 2025
           File No. 333-288442
Dear Nathan Givoni:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Richard Anslow, Esq.